

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 30, 2009

Mr. Frank J. Wood
Chief Financial Officer
Foundation Coal Holdings, Inc.
999 Corporate Boulevard, Suite 300
Linthicum Heights, Maryland 21090

Re: Re: Foundation Coal Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-32331

Foundation Coal Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 19, 2008
File No. 333-120979-49

Dear Mr. Wood:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director